Mail Stop 3561

August 21, 2008

Christopher J. Reed
Chief Executive Officer
Reed's, Inc.
13000 South Spring Street
Los Angeles, CA 90061

> **Re: Reed's, Inc.**
> **Post-effective amendment to Form S-1**
> **Filed July 28, 2008**
> **File No. 333-146012**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2007**
> **Filed April 15, 2008**
> **File No. 001-32501**

Dear Mr. Reed:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 5

1.   Your risk factor on page 14 appears to state a generic risk regarding your system of internal control over financial reporting, including statements indicating that management "may" conclude that your system is ineffective. But your Form 10-KSB for the period ended December 31, 2007 indicates that management has concluded that your system of internal control over financial reporting was

ineffective as of December 31, 2007. Please revise this risk factor to disclose management's conclusion that your internal control over financial reporting was ineffective and provide a brief description of the material deficiencies, as disclosed beginning on page 37 of your annual report on Form 10-KSB for the fiscal year ended December 31, 2007.

Form 10-KSB for Fiscal Year Ended December 31, 2007

Exhibits

2.   We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

* * * * *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the amended registration statement to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

Please contact Damon Colbert at (202) 551-3581 or David Link at (202) 551-3356 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Peter V. Hogan, Esq.
        Ruba Qashu, Esq.
        Fax: (310) 208-1154